[Clifford Chance US LLP Letterhead]

June 23, 2006

VIA EDGAR AND BY HAND

Ms. Rochelle Plesset

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0405

Dear Ms. Plesset:

We are acting as securities counsel to CBRE Realty Finance, Inc. (the “Company”). This letter responds to your telephonic comments given on June 2, 2006 with respect to our supplemental letter to the Staff submitted on May 25, 2006 in connection with Amendment No. 1 to the Registration Statement (the “Registration Statement”) on Form S-11 (Registration No. 333-132186) filed by the Company on April 12, 2006. During this telephone conversation, you asked us to respond to additional questions regarding our analysis of the exception to the definition of “investment company” provided by Section 3(c)(5)(C) and/or Section 3(c)(6) of the Investment Company Act of 1940, as amended (the “1940 Act”), on which CBRE Realty Finance Holdings, LLC, a wholly-owned subsidiary of the Company (“Realty Finance Holdings”), intends to rely. Set forth below are your questions and our corresponding responses.

Question 1:

Explain the role of the directors of the special purpose issuer of collateralized debt obligations (“CDO I”) in which Realty Finance Holdings owns all of the common and preferred shares.

RESPONSE 1:

CDO I is a Cayman exempted company. Under Cayman law and CDO I’s organizational documents, the directors of CDO I have all the powers to manage the business of CDO I. No other party has these powers unless they are delegated by the directors. Like the directors of U.S. corporations, the directors of CDO I have a fiduciary duty to act in the best interests of CDO I, which includes a duty of loyalty, honesty and good faith. Like the directors of U.S. corporations, the directors of CDO I also have an obligation to act with care, diligence and skill. While the directors are not required under Cayman law to meet a certain number of times each year, they do meet from time to time to satisfy their fiduciary duties and to ensure compliance with CDO I’s obligations under its various transaction documents. In addition, the directors are required on an annual basis to provide a certificate to the trustee under the indenture to which CDO I is subject confirming that the directors have reviewed the activities and performance of CDO I and, based on such review, CDO I has fulfilled all of its obligations under the indenture or, if there has been a default, CDO I has not fulfilled all such obligations, specifically describing the default and the nature and status thereof. Finally, the directors of CDO I also are required to confirm that CDO I has paid its annual filing fees with the Cayman regulatory authorities to ensure CDO I remains in good standing.

Pursuant to CDO I’s organizational documents, the directors may delegate any of their powers to such officers or third parties as they consider necessary or appropriate. The directors may revoke this delegation at any time. CDO I is a pooled investment vehicle and, as such, the directors look to a “collateral manager” to manage the assets of CDO I. The directors have approved a collateral management agreement (the “Collateral Management Agreement”), pursuant to which CDO I has engaged CBRE Realty Finance Management, LLC (the “Collateral Manager”) as its collateral manager to manage the portfolio of real estate-related assets owned by CDO I. Pursuant to the Collateral Management Agreement, the Collateral Manager may be terminated by CDO I (i.e., the directors) for cause upon 30 days’ prior written notice. “For cause” is defined to include, among other things (i) the Collateral Manager willfully breaching or violating the Collateral Management Agreement or the indenture of CDO I or (ii) the Collateral Manager declaring bankruptcy or being adjudicated insolvent.

Ms. Rochelle Plesset

June 23, 2006

Thus, while the directors have delegated the day-to-day management of the portfolio assets to the Collateral Manager, the directors have all the powers of the directors of any Cayman company and play an important role in supervising the activities of CDO I.

Question 2:

What does Realty Finance Holdings’ statement of assets look like on a consolidated and an unconsolidated basis?

RESPONSE 2:

Attached as Exhibit A are two statements of assets for Realty Finance Holdings – one on a consolidated basis and one on an unconsolidated basis. On a consolidated basis, Realty Finance Holdings’ total assets, as of March 31, 2006, approximated $740.5 million1, of which approximately $465 million consisted of “qualifying real estate assets” (primarily whole loans, joint venture interests in real estate and B-Notes with unilateral foreclosure rights) for purposes of the 55% test of Section 3(c)(5)(C), and approximately $243 million consisted of “real estate-related assets” (primarily mezzanine loans and commercial mortgage-backed securities (“CMBS”)) for purposes of the 25% test of Section 3(c)(5)(C) (see the more detailed discussion in our April 12, 2006 response letter). On an unconsolidated basis, Realty Finance Holdings’ total assets as of March 31, 2006, approximated $259 million, of which approximately $82 million consisted of investments in wholly-owned special purpose subsidiaries, $64 million consisted of investments in real estate (i.e., land and buildings), and $26 million consisted of joint venture investments in qualifying real estate assets.

Realty Finance Holdings will hold itself out as being engaged in the business of investing in whole loans, joint venture interests in real estate, B-Notes, CMBS and mezzanine loans. Each special purpose subsidiary has been set up for the sole business purpose of segregating assets and liabilities in connection with separate borrowing facilities entered into by Realty Finance Holdings and various lenders. Each such lender required Realty Finance Holdings to establish a separate special purpose subsidiary pursuant to the relevant credit documents. Without these borrowing arrangements, these assets would be held directly by Realty Finance Holdings. Thus, it is our view that the real estate assets and real estate-related securities held by these special purpose subsidiaries should be treated as the assets of Realty Finance Holdings for purposes of its compliance with the 55% and 25% tests of Section 3(c)(5)(C) of the 1940 Act. It is our view that Realty Finance Holdings, through these wholly-owned subsidiaries, is engaged in a Section 3(c)(5)(C) business and, therefore, should be able to rely on Section 3(c)(6) for its 1940 Act exemption.

Question 3:

What does CDO I’s statement of assets look like on a consolidated basis?

RESPONSE 3:

Attached as Exhibit B is a consolidated statement of assets for CDO I as of March 31, 2006. The statement shows consolidated assets of approximately $510.5 million1, of which approximately $290 million consisted of qualifying real estate assets (primarily whole loans and B-Notes with unilateral foreclosure rights), and approximately $219 million consisted of real estate-related assets (primarily mezzanine loans and CMBS).

[1]	As indicated in our April 12th letter, this amount excludes approximately $88.5 million of uninvested cash proceeds resulting from the closing of CDO I on March 28, 2006. Realty Finance Holdings has begun to invest these cash proceeds to satisfy the 55% and 25% tests of Section 3(c)(5)(C) and does not intend to maintain any significant cash assets going forward.

Ms. Rochelle Plesset

June 23, 2006

We reiterate that, while the GAAP accounting treatment of the assets of CDO I is not necessarily dispositive of whether these assets should be consolidated on the balance sheet of Realty Finance Holdings for purposes of the ability of Realty Finance Holdings to rely on Section 3(c)(5)(C) for its 1940 Act exemption, we believe an examination of the CDO I transaction supports the view that the assets of CDO I should be treated as the assets of Realty Finance Holdings for Section 3(c)(5)(C) purposes. Realty Finance Holdings, through its wholly-owned subsidiary, CBRE Realty Finance CDO 2006-1 Depositor, LLC, owns all the common and preferred stock of CDO I and is entitled to appoint and replace the directors of CDO I. In addition, Realty Finance Holdings has the unilateral right to foreclose on a defaulted mortgage included among the collateral assets of CDO I. Realty Finance Holdings’ controlling interest in CDO I and its underlying assets can be contrasted with the facts in the IBF Case (residual interest owned by the defendant did not convey any ownership interest or foreclosure rights in the underlying assets).

Thus, it is the Company’s view that the assets of CDO I should be treated as the assets of Realty Finance Holdings for purposes of Realty Finance Holdings’ ability to rely on Section 3(c)(5)(C) and/or Section 3(c)(6) for its 1940 Act exemption.

* * * * * * *

Please feel free to call either Richard Horowitz at 212-878-8110 or Larry P. Medvinsky at 212-878-8149 if you have any further questions regarding this discussion.

Sincerely,

/s/ Larry P. Medvinsky

cc:	Karen J. Garnett
Charito Mittelman
Keith Gollenberg
Michel Angerthal
Richard Horowitz, Esq.
Mark Kelson, Esq.

Exhibit A

CBRE Realty Finance Holdings, LLC (Consolidated)

ASSETS	March 2006
CASH
Operating Cash—BOA	$77,675
Operating Cash—Joint Ventures	706,155
Development Cash—Joint Ventures	14,042
Other Cash—Joint Ventures	660
Money Market Cash—BOA	1,030,498
Money Market Cash—CSFB	9,048,494
Money Market Cash—CSFB Sub Acct	1,382,506
Security Deposit	240,631
CDO #1 Uninvested Proceeds Cash	88,450,938
CDO #1 Expense Account Cash	148,002
Escrow Cash—Midland	599,650
Escrow Cash—GEMSA	887,560

TOTAL CASH	102,586,811

ACCOUNTS RECEIVABLE
Accrued Interest Receivable—Marketable Securities	404,456
Accrued Interest Receivable—Swaps	34,393
Accrued Interest & Dividend Receivable	20,151
Accrued Interest Receivable—Loans	1,358,252
Accrued Interest Receivable—Bridge Loans	169,653
Accrued Interest Receivable—Mezzanine Loans	489,284
Accrued Interest Receivable—Subordinated Debt	584,833
Accrued Interest Receivable—Intercompany	13,151
Rent Receivable	88,333
Due To / From LaSalle (DBAG Account)	49,847
Due To / From Others	24,060

TOTAL ACCOUNTS RECEIVABLE	3,236,412

INVESTMENTS
Loan Receivable—Intercompany	25,792,185
Marketable Securities (CMBS)	94,748,506
Loans Receivable (Whole Loans)	271,658,900
Bridge Loans Receivable	16,552,547
Mezzanine Loans Receivable	106,309,306
Subordinate Debt Receivable (B Notes)	104,667,852

TOTAL INVESTMENTS	619,729,296

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES
Investment in Unconsolidated Joint Ventures	26,108,029

TOTAL INVESTMENT IN UNCONSOLIDATED JOINT VENTURES	26,108,029

PROPERTY
Land	15,340,655
Buildings	49,315,193
Depreciation—Buildings	-122,990

TOTAL PROPERTY	64,532,858

CBRE Realty Finance Holdings, LLC (Consolidated)—(Continued)

ASSETS	March 2006
DEFERRED ASSETS
Acquisition Fees	320,000
Amortization—Acquisition Fees	-22,624
Financing Fees	1,574,946
Amortization—Financing Fees	-202,567
CDO #1 Costs	8,567,531
Amortization—CDO #1 Costs	-11,345

TOTAL DEFERRED ASSETS	10,225,941

DERIVATIVE ASSETS
Swaps Mark to Market Asset	2,033,094
Interest Rate Caps	337,588

TOTAL DERIVATIVE INSTRUMENTS	2,370,682

OTHER ASSETS
Prepaid Taxes	152,996
Prepaid Insurance	35,309

TOTAL OTHER ASSETS	188,305

TOTAL ASSETS	$828,978,335

CBRE Realty Finance Holdings, LLC (Unconsolidated)

ASSETS	March 2006
CASH
Operating Cash—BOA	$46,074
Operating Cash—Joint Ventures	706,155
Development Cash—Joint Ventures	14,042
Other Cash—Joint Ventures	660
Money Market Cash—BOA	1,030,498
Money Market Cash—CSFB	9,048,494
Money Market Cash—CSFB Sub Acct	1,382,506
Security Deposit	240,631

TOTAL CASH	12,469,061

ACCOUNTS RECEIVABLE
Accrued Interest Receivable—Marketable Securities	22,545
Accrued Interest & Dividend Receivable	9,679
Accrued Interest Receivable—Bridge Loans	169,653
Accrued Interest Receivable—Subordinated Debt	98,998
Accrued Interest Receivable—Intercompany	28,700
Rent Receivable	88,333
Due To / From LaSalle (DBAG Account)	75,000
Due To / From Others	24,060

TOTAL ACCOUNTS RECEIVABLE	516,969

INVESTMENTS
Loan Receivable—Intercompany	25,792,185
Marketable Securities (CMBS)	4,263,281
Bridge Loans Receivable	16,552,547
Subordinate Debt Receivable (B Notes)	17,006,053
Bonds Receivable Original Balance—Intercompany	44,250,000
Bonds Receivable Disc/Prem—Intercompany	-10,884,590

TOTAL INVESTMENTS	96,979,476

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES
Investment in Unconsolidated Joint Ventures	26,108,029

TOTAL INVESTMENT IN UNCONSOLIDATED JOINT VENTURES	26,108,029

INVESTMENT IN SUBSIDIARIES
CBRE Realty Finance Holdings CDO Funding, LLC	-992,079
CBRE Realty Finance Holdings II, LLC	1,563,362
CBRE Realty Finance Holdings III, LLC	54,929
CBRE Realty Finance CDO 2006—1 Depositor, LLC	55,314,473

TOTAL INVESTMENT IN SUBSIDIARIES	55,940,685

PROPERTY
Land	15,340,655
Buildings	49,315,193
Depreciation—Buildings	-122,990

TOTAL PROPERTY	64,532,858

CBRE Realty Finance Holdings, LLC (Unconsolidated)—(Continued)

ASSETS	March 2006
DEFERRED ASSETS
Acquisition Fees	320,000
Amortization—Acquisition Fees	-22,624
Financing Fees	1,380,385
Amortization—Financing Fees	-107,185

TOTAL DEFERRED ASSETS	1,570,577

DERIVATIVE ASSETS
Interest Rate Caps	337,588

TOTAL DERIVATIVE INSTRUMENTS	337,588

OTHER ASSETS
Prepaid Taxes	152,996
Prepaid Insurance	35,309

TOTAL OTHER ASSETS	188,305

TOTAL ASSETS	$258,643,548

Exhibit B

CBRE Realty Finance CDO 2006-1, Ltd (Consolidated)

ASSETS	March 2006
CASH
CDO #1 Uninvested Proceeds Cash	$88,450,938
CDO #1 Expense Account Cash	148,002
Escrow Cash—Midland	599,650
Escrow Cash—GEMSA	813,417

TOTAL CASH	90,012,007

ACCOUNTS RECEIVABLE
Accrued Interest Receivable—Marketable Securities	44,113
Accrued Interest Receivable—Swaps	21,267
Accrued Interest Receivable—Loans	143,278
Accrued Interest Receivable—Mezzanine Loans	81,429
Accrued Interest Receivable—Subordinated Debt	59,931
Accrued Interest Receivable—Intercompany	6,575
Due To / From LaSalle (DBAG Account)	49,483

TOTAL ACCOUNTS RECEIVABLE	406,077

INVESTMENTS
Marketable Securities (CMBS)	81,809,297
Loans Receivable (Whole Loans)	222,569,929
Mezzanine Loans Receivable	106,309,306
Subordinate Debt Receivable (B Notes)	87,661,800

TOTAL INVESTMENTS	498,350,332

DEFERRED ASSETS
CDO #1 Costs	8,567,531
Amortization—CDO #1 Costs	-11,345

TOTAL DEFERRED ASSETS	8,556,186

DERIVATIVE ASSETS
Swaps Mark to Market Asset	1,153,125

TOTAL DERIVATIVE INSTRUMENTS	1,153,125

TOTAL ASSETS	$598,477,728

B-1